UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form SD

Specialized Disclosure Report

Analog Devices, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	04-2348234
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1-7819

(Commission File No.)

One Technology Way, Norwood, MA	02062-9106
(Address of principal executive offices)	(Zip Code)

Margaret Seif
Chief Legal Officer and Secretary	781-329-4700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

Item 1.02 – Exhibit

Conflict Minerals Disclosure

Analog Devices, Inc. has filed a Conflict Minerals Report as Exhibit 1.01 hereto. The Report is publicly available at www.analog.com under the heading “Investor Relations.” The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Analog Devices, Inc.
(registrant)

/s/ Eileen Wynne	Dated: May 23, 2017
Eileen Wynne
Vice President, Chief Accounting Officer and Interim Chief Financial Officer (Principal Financial Officer)